Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 17, 2016

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform. The following are portions of the Solar Bonds platform, as revised on August 17, 2016.

Solar Bonds Updates with text

1. Homepage

Earn up to 6.5% with Solar Bonds and pay no investment fees

New! 18 month Solar Bonds are here update secondary copy to: Take advantage of our highest rate to date - 6.5%

1. You deserve more for your money

Solar Bonds offer an interest rate of up to 6.5% - higher than typical savings accounts, CDs, money market funds and other comparable investments*. And we charge no investment fees when you invest direct, so you keep what you earn.

2. Flexible Choices

New! 18 month Solar Bonds

SolarCity has introduced a new Solar Bond with the highest interest rate we’ve offered to date - 6.5%.

3. Invest with the industry leader

As America’s #1 solar provider, we have installed solar panel systems for more than 285,000 customers nationwide. In fact, as of the first quarter of 2016, SolarCity installed more residential solar panel systems than our next 20 competitors combined. This is about cleaner, more affordable energy for everyone. Invest in that future.

4. Strong backing, controlled risk

Solar Bonds allow investors to participate in the high-growth U.S. solar industry with the controlled risk of bonds. Solar Bonds are issued and backed by SolarCity, America’s largest solar company.

5. Returns that go beyond your money –

6. Earnings powered by the sun

Your earnings come from SolarCity and the monthly solar payments we receive from our more than 285,000+ solar customers — homeowners, schools, businesses, and government facilities that have made the choice to go solar.

“About SolarCity” on the Homepage:

*Comparison between Solar Bonds and highest non-introductory interest rates (net of fees) for saving accounts, money market accounts, and comparable-term CDs, provided by Bankrate on August 11, 2016.

2. About page

Earn More than Money

Solar Bonds are corporate notes issued by SolarCity — with earnings that are powered by the sun. By investing in Solar Bonds, you’re helping SolarCity harness clean, abundant solar power. <link -Learn more about the impact of investing in Solar Bonds>

About SolarCity, A Growing Market - language and footnote

The residential solar energy market in the U.S. grew by 34% in Q1 2016 over Q1 2015*. People want a better way to power their homes and their lives. Your Solar Bond investment can help us meet that demand.

*	GTM Research, June 2016, “U.S. Solar Market Insight: Q2 2016”

About SolarCity, An American Success Story

Solar energy in the U.S. is growing at an unprecedented rate, and SolarCity is leading the way. We revolutionized the industry and became America’s #1 full-service solar provider. We’re currently in 27 states, Washington, D.C., Puerto Rico, Canada, and Mexico, and we’re currently providing approximately one third of new residential solar power systems in the U.S.

3. Impact page

Creating American Jobs

Even if you’re in a region that SolarCity doesn’t yet serve, you can still join our movement by purchasing Solar Bonds. We’ve opened offices and warehouses throughout the country and we’re continuing to expand into new territories.

The 2015 Solar Jobs Census finds that the solar industry is an enormous job creator—adding workers at a rate nearly 12 times faster than the overall economy and accounting for 1.2% of all jobs created (equivalent to 1 out of 83 new jobs) in the U.S. between November 2014 and November 2015.

4. Support page

New! 18 month Solar Bonds with our highest rate to date - 6.5%